EXHIBIT 99.1

Jacada Receives Material Order from Telefónica O2 to Continue Providing Customer Service Automation Solutions

Agreement extends 10 year relationship of continuous improvement in customer experience related operations

ATLANTA, March 13, 2018 (GLOBE NEWSWIRE) -- Jacada Ltd. (OTCQB:JCDAF), a leading global provider of solutions designed to automate customer service interactions, reduce the size of contact centers, and improve the customer experience, today announced that it has again extended its relationship as the customer service enterprise software solution provider for Telefónica O2, one of the largest telecommunications operators in Europe.

At Telefónica O2 UK, Jacada solutions automate critical customer service processes within the contact center and retail stores operations. Jacada helps the operator to reduce costs and improve customer experience through the deployment of three solutions:

  Unified Desktop – streamlines the customer service representatives’ tasks while servicing customers in real-time.
  Desktop Automation – automates repeated tasks to avoid errors and reduce handling time.
  Agent Guidance – supports the customer service representatives during the fulfillment of complex service tasks and sales processes.

With a strong presence in Europe and Latin America, Telefónica O2 is one of the world’s largest telecommunications operators by market capitalization. Providing telecommunication services to over 347 million users, it is one of the 50 largest companies in the world.

“Our long term relationship with Telefónica O2 is additional proof of confidence in our solutions and ability to execute,” says Yochai Rozenblat, Jacada Chief Executive Officer. “Our customer service automation vision has strong roots in customers like Telefónica O2, that see the clear value of this vision on a daily basis.”

About Jacada

Jacada Inc. helps enterprises to significantly reduce costs of their customer service operations by deploying automation solutions and contextual bots. From guiding the contact center agents and automating their manual tasks to fully automated self-service solutions, Jacada automates interactions while improving customer experience. Our 27 years of experience in automating customer service processes for global enterprises, together with proven outcome-focused integration capabilities, enable worry-free deployments with lower Total Cost of Ownership. Founded in 1990, Jacada operates globally with offices in Atlanta, USA; London, England; Munich, Germany; and Herzliya, Israel. More information is available at www.Jacada.com.

Contact:
A. Lee Judge
Marketing Programs Manager
Jacada
770-776-2326
ljudge@jacada.com